1934 Act Registration No. 1-14700
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of August 2005
Taiwan Semiconductor Manufacturing Company Ltd.
(Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6,
Hsinchu Science Park,
Taiwan
(Address of Principal Executive Offices)
     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:                     .)

TSMC Statements
Hsinchu, Taiwan, R.O.C. — August 23, 2005 — In order to clear up any possible public misunderstanding regarding Commercial Times’ and Economic Daily’s news reports today on TSMC’s investment in Mainland China, TSMC (TAIEX: 2330, NYSE: TSM) today makes the following statements:
1.	TSMC’s investment and technology transfer in Mainland China fully abide with all regulations of the Republic of China.

2.	Currently, TSMC owns two advanced technology 12-inch fabs, Fab 12 and Fab 14, in Hsinchu and Tainan Science Parks, respectively. Given that we are now expanding these two fabs, we have no plans to build any other 12-inch fabs in Mainland China.

3.	TSMC’s affiliated venture capital funds (Emerging Alliance Fund and VTAF II Fund) currently have no investments in any Mainland Chinese companies. In the future, if these funds plan to make any investment in Mainland China, they will fully abide with all ROC regulations.

4.	Dr. Genda Hu was formerly a vice president at TSMC. He left the company on August 1st of this year. TSMC has no relationship with Dr. Hu’s current business undertakings. Dr. Hu embarked on these new directions by his own choice.
# # #
TSMC Spokesperson:
Ms. Lora Ho
Vice President and CFO
Tel: 886-3-566-4602
TSMC Acting Spokesperson:
Mr. J.H. Tzeng
PR Department Manager, TSMC
Tel: 886-3-666-5028
Mobile: 0928-882607
Fax: 886-3-567-0121
E-Mail: jhtzeng@tsmc.com
For further information, please contact:
Richard C.Y. Chung
Media Relations Manager, TSMC
Tel: 886-3-666-5038
Mobile: 886-911-258751
Fax: 886-3-567-0121
E-Mail: cychung@tsmc.com

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date: August 24, 2005	By	/s/ Lora Ho
Lora Ho
Vice President & Chief Financial Officer